RESOLVED, that the Board of Trustees deems it advisable that Pearl Mutual Funds (“PMF”) be insured against loss arising from larceny or embezzlement under a standard form of investment company asset protection bond, which shall be a joint insured fidelity bond covering PMF and its Funds, Pearl Management Company Retirement Plan (“PMCRP”), and Pearl Management Company (“PMC”).

FURTHER RESOLVED, that the form and amount of PMF’s current Financial Institution Bond, Standard Form 14, including all endorsements, issued by The Cincinnati Insurance Company as a joint insured bond which names Pearl Mutual Funds (including its two Funds, Pearl Total Return Fund and Pearl Aggressive Growth Fund), PMCRP, and PMC as Insureds, with a $3,000,000 total coverage amount (aggregate limit of liability), are approved. This approval includes the current required primary coverage amounts: $525,000 for PMF and its two Funds, $175,000 for PMCRP, and $500,000 for PMC. However, each required primary coverage amount shall promptly be increased whenever required by applicable federal statutes and regulations, including but not limited to Rule 17g-1 under the Investment Company Act of 1940. The total coverage amount (aggregate limit of liability) shall promptly be increased whenever required by the Fidelity Bond Allocation Agreement dated June 27, 2006 (CPP 4.4B).

FURTHER RESOLVED, that the Board of Trustees has determined that the form and amount of the fidelity bond as stated in this resolution are reasonable and are in the best interest of PMF and each of its Funds and their shareholders. The Board of Trustees has given due consideration to all relevant factors in accordance with Rule 17g-1, including but not limited to the amount and type of coverage to be provided by the bond, the aggregate value of the assets of PMF to which any person covered by the bond may have access, the types and terms of the arrangements made by PMF for the custody and safekeeping of its assets, the nature and method of conducting PMF’s operations, and the accounting procedures and controls of PMF. This resolution is adopted in compliance with Rule 17g-1.

FURTHER RESOLVED, that all premiums for the fidelity bond shall be paid by PMC as an expense of PMC. PMF and PMC have agreed that effective January 1, 2006, PMC shall pay all premiums for the fidelity bond as an expense of PMC, and that PMC waives with regard to the fidelity bond the provisions of paragraph 4(l) of the Investment Management Agreement, which provides that PMF shall pay “All expenses of bond and insurance coverage required by law or deemed advisable by the Board.”

FURTHER RESOLVED, that the provisions of the Fidelity Bond Allocation Agreement dated June 27, 2006 (CPP 4.4B) and the Fidelity Bond Deductible Agreement dated September 15, 2006 (CPP 4.4D) shall continue in effect.

FURTHER RESOLVED, that the Treasurer of PMF is designated as the person to make the filings and to give the notices required by Rule 17g-1(g) under the Investment Company Act of 1940.